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Filed by General Electric Company
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: HPSC, Inc.
Commission File No.: 0-11618

MATERIALS DISSEMINATED IN CONNECTION WITH THE ANNOUNCEMENT OF THE
PROPOSED ACQUISITION OF HPSC, INC.
BY GE HEALTHCARE FINANCIAL SERVICES (GE HFS)

Q&A DISTRIBUTED TO HPSC EMPLOYEES

Frequently Asked Questions for HPSC Employees

About the Deal

Q.	Why did we sell our business to GE Healthcare Financial Services?
A:	HPSC's management and directors view GE Healthcare Financial Services as an ideal partner to support HPSC's growth objectives in the future. We will be able to expand our core business through the best practices and global experience of GE Healthcare Financial Services. We will also be able to offer existing GE Healthcare Financial Services solutions to our current medical and dental practice customers. Most importantly, GE Healthcare Financial Services and HPSC share the same commitment to providing outstanding customer service.
Q.	Is there overlap with existing GE Healthcare Financial Services businesses?
A:	The HPSC platform that GE Healthcare Financial Services is acquiring is complementary to GE Healthcare Financial Services' current financing operations. HPSC works exclusively with medical and dental practices, a customer base where GE Healthcare Financial Services has not traditionally focused.
Q.	Are HPSC leaders using this as a way to exit the business?
A.	No. This move is intended to strengthen our business by adding the expertise and experience of GE Healthcare Financial Services. HPSC's core leaders John Everets, Ray Doherty and Rene Lefebvre plan to remain with GE Healthcare Financial Services.
Q.	Will our business model change?
A.	No. GE Healthcare Financial Services has plans to grow significantly over the next several years. We bring them a new, highly successful platform coupled with an experienced workforce with deep ties to their customers. The addition of GE products and capabilities will substantially help in this endeavor.
Q.	Will the HPSC name change?
A.	Following the close of the transaction, the HPSC name and brand will gradually be transitioned to GE Healthcare Financial Services.
Q.	Where will the business be located?
A:	The HPSC business will continue to operate in its current locations, remaining headquartered in Boston, Mass. Irrespective of this acquisition, we are looking at adding space to our headquarters within the next year either in our current building or another Boston location.
Q.	Will the leadership change?
A:	John Everets, Rene Lefebvre and Ray Doherty have elected to remain in their executive roles and lead the business and the integration in the coming months. John will report to Jim Ambrose, General Manager of GE Healthcare Financial Services' Equipment Financing Business Unit.

Q.	When is the deal expected to close?
A.	Pending customary approvals, it should close in late 2003 or early 2004.
Q.	What happens between now and then?
A.	In addition to necessary regulatory approvals, the HPSC shareholders must approve the deal.
Q.	What might prevent this deal from closing?
A:	Although we do not anticipate any substantial issues, the transaction is subject to regulatory approvals and an HPSC shareholder vote.
Q.	How do I respond to questions from our customers/employees/others?
A.	Until the acquisition closes, we remain two separate companies. There are rules that we must follow regarding what is okay to talk about and what is not. Please review and follow the guidelines in the Do's and Don'ts document.
Q.	How does this impact any current projects I am working on?
A.	For now, it's business as usual. While the acquisition will increase our communications and transition activities, our number one priority is to serve our customers.
Q.	What changes are in store for our customers?
A:	In addition to the high-quality service and financing they have come to expect, HPSC customers will, following the close of the deal, have access to all of GE Healthcare Financial Services' products and financial solutions, as well as to GE's technical, customer service and quality expertise. Operationally, HPSC customers should experience little change.
Q.	What is the impact to our stockholders?
A.	At the close of the deal, they will receive GE stock in exchange for their HPSC stock.
Q.	Will our systems infrastructure change?
A.	At the close of the deal, HPSC will be integrated into basic GE platforms for things like e-mail and intranet access. Other infrastructure systems will be transitioned as soon as possible.
Employee Issues
Q.	How will HPSC employees be affected by this deal?
A:	For the vast majority of HPSC employees, we expect very few changes. GE Healthcare Financial Services is a growing business. Upon the close of the deal, HPSC employees will become part of GE, one of the world's most widely respected companies.
Q.	Will there be any layoffs?
A:	Our due diligence leads us to believe that any overlaps in business functions and processes will be very minimal; in fact we anticipate continued growth.
Q.	If there are layoffs, will those employees be offered severance packages? Relocation? Retraining?
A.	Should there be layoffs, we will work to treat affected employees fairly and professionally.
Q.	Do we anticipate any office relocations because of this acquisition?
A.	The HPSC business will continue to operate in its current locations, and our headquarters will remain in Boston. Irrespective of this acquisition, we are looking at adding space to our headquarters within the next year, either in our current building or another Boston location.
Q.	How will HPSC be integrated into GE Healthcare Financial Services?
A.	The HPSC team will become part of GE Healthcare Financial Services' Equipment Finance business, led by Jim Ambrose, General Manager.
Q.	Who will I report to?
A.	For now, your reporting relationships do not change. The overall reporting structure for the company will be reviewed during the transition process.

Q.	Will my job change?
A.	Nothing will change until after the transaction closes. For now, your job duties do not change, however we'll have a clearer picture as we move through the integration planning process. As expected with joining a new company, we will incorporate GE processes and reporting in the transition period following the closing of the deal.
Q.	What benefits plans will they receive?
A.	HPSC employees will remain on all current plans through closing and will transition to GE comprehensive benefits later in 2004. After closing we will be able to share much more information.
Q.	Will our salary and bonus structures change?
A.	There will be no immediate change. If changes are identified during the integration, we will provide explanation for what changes may be necessary.
Q.	What happens to my stock options?
A.	As part of the merger agreement, all HPSC stock will be converted to GE shares. All HPSC Board approved stock options will vest upon closing and will also be converted to GE shares. More specific information will be available soon to explain this process.
Q.	Does GE have a stock option plan?
A.	Yes. Information about GE's stock option grants will be communicated following the close of the deal.
Q.	My performance review is due. Will it still happen?
A.	Until the transaction closes, it will be business as usual for most normal operations, including performance reviews. Eventually, HPSC employees will be introduced to GE's performance review process. There will be training and information to help aid the transition.
Q.	I'm due for a promotion. Will it still happen?
A.	Until the transaction closes, it will be business as usual for most normal operations, including promotions. Your manager may be able to address your specific situation.
Q.	What will integration planning involve?
A:	While we will begin planning for a smooth integration immediately, the two companies will not be integrated until after closing. The goal is to ensure a smooth transition by enabling HPSC and GE Healthcare Financial Services to learn about each others products, services, people and best practices, as well as transitioning such things as IT systems, phone systems and benefits and payroll to the GE platform.
Q.	Who do I talk to if I have additional questions?
A.	You should discuss your questions with your manager(s). You can also send questions to jeverets@hpsc.com. Questions received and their answers will be distributed regularly to HPSC employees.
Q&A DISTRIBUTED TO HPSC EMPLOYEES
About GE Healthcare Financial Services
Q.	What is GE Healthcare Financial Services?
A.	GE Healthcare Financial Services is a commercial finance business that focuses exclusively on the special needs of healthcare customers through a comprehensive set of financial products and services to the industry. Their global team of nearly 700 professionals understands the complexities and challenges of the healthcare industry and is experienced in developing flexible financial solutions, including equipment rentals/leasing/financing, working capital lines of credit and real estate financing.

GE, its parent company, is a diversified technology and services company dedicated to creating products that make life better—from aircraft engines and power generation to financial services, medical imaging, television programming and plastics. GE operates in more than 100 countries and employs more than 315,000 people worldwide.
Q:	How will this change GE Healthcare Financial Services' products and service offerings?
A:	By integrating HPSC's core capabilities, GE Healthcare Financial Services will be able to offer a more robust set of capabilities to its customers.
Q.	How many employees does GE Healthcare Financial Services have?
A.	GE Healthcare Financial Services has nearly 700 employees working in offices in the United States, Latin America, Europe and Asia-Pacific. The business is headquartered in Chicago, Ill., with major U.S. operations in Brookfield, Wis.; Bethesda, Md.; Orchard Park, N.Y.; Miami, Fla.; and Danbury, Conn.
Q.	Where can I find out more about GE Healthcare Financial Services?
A.	www.GEHealthcare.com

LETTER FROM PRESIDENT AND CEO OF GE HFS TO HPSC EMPLOYEES

Dear HPSC Employees,

By now, John Everets has informed you about the HPSC-GE Healthcare Financial Services transaction. On behalf of my colleagues at GE Healthcare Financial Services, we are very enthusiastic about this combination, and look forward to working closely with you in capturing the many growth opportunities that it brings to our respective organizations. We think this is an attractive transaction for all stakeholders, including HPSC shareholders, customers and employees. Moreover, we have very exciting plans for accelerating growth from this business platform that will create exciting opportunities for employees in the coming months and years.

HPSC has distinguished itself over the years as a "best-in-class" company serving the financing needs of healthcare practices in North America. You have built a strong reputation, developed broad expertise and have high credibility. It is our intention to quickly combine the relationships you have developed with your customers with the offerings of GE Healthcare Financial Services. Our goal is very clear—we are focused on building a strong platform in this important and growing sector—and being the best in healthcare finance.

We see this combination as a very good strategic and cultural fit. As we move ahead, I am confident that you will find that we share the same core values, commitment to excellence and a real desire to take our respective organizations to the very highest levels possible. To this end, I am very pleased that John Everets, Rene Lefebvre and Ray Doherty have elected to remain in their executive roles and lead the business and the integration in the coming months. HPSC will become part of our Equipment Finance business, led by 21-year GE veteran Jim Ambrose. I have asked Samantha Allison, an HFS Managing Director and direct report to me, to act as the Integration Leader. In this role, Sam will work closely with Jim, John and the HPSC management team to ensure a smooth integration and transition over the coming year.

We will be communicating closely with you on the integration plans. We believe that the combination of trust and a shared common vision and goals are critical for success. You have our commitment to work closely with your leadership team to ensure a successful transition into GE and we will work diligently to earn your trust.

In closing, there is much more to share with you about the exciting world of GE and GE Healthcare Financial Services. And of course, there is much for us to learn about HPSC and the best practices you have developed. We are very excited about the opportunity to work closely with you, and have every confidence that this combination will be a very positive experience for all concerned.

Sincerely,

Rick Wolfert
President and CEO
GE Healthcare Financial Services

E-MAIL MESSAGE FROM PRESIDENT AND CEO OF GE HFS TO GE HFS EMPLOYEES

Subject Line: GE Healthcare Financial Services to Acquire HPSC, Inc.

I am pleased to announce that today GE Healthcare Financial Services has signed a definitive agreement to acquire HPSC, Inc., a premier provider of financing to medical, dental and veterinary practices. HPSC brings us a sound financing platform, historic relationships with nearly 75,000 medical and dental professionals and practices nationwide, and an experienced workforce with deep ties to its customers. They also provide vendor financing to over 2,300 vendors. Adding their products, reach and expertise to our team will help us fuel our growth in the marketplace and reaffirms our commitment to the healthcare provider sector.

John Everets, chairman and CEO of HPSC, and I agree that this is a great opportunity for HFS, HPSC and our respective customers. It enables us to extend our reach into new customers—ones where we are currently just scratching the surface. I'm pleased that HPSC's leaders, John Everets, Ray Doherty and Rene Lefebvre, will all be staying on with HFS, and we will rely on them and their entire team to drive the same levels of growth and customer service that have made them successful.

HPSC is based in Boston, Mass., and has approximately 130 employees in 22 offices across 13 states. It was founded in 1975 and has a long and rich history of being a leader in its space. HPSC was recently named one of the fastest growing companies in Boston; ranking 50th in the Boston Globe's Globe 100, which ranks all Massachusetts publicly held companies based on a composite performance score for 2002.

There is very little overlap between our respective businesses. The strategic vision and core products and services of each company are complementary, which should help ensure a smooth transition. As with any transaction of this nature, there are many details to be worked out, and we have asked Samantha Allison, our Quality Leader, to serve as our Integration Leader. We will keep you informed throughout the process, within the legal and regulatory parameters that apply during the period before the transaction closes.

A copy of the press release announcing the acquisition and a set of initial FAQs are attached. We'll be updating this information regularly. If you have additional questions, please talk to your manager, or forward them to HFS Communications. For now, we remain two separate companies, and we need to follow the Do's and Don'ts (also attached) of talking about this transaction until the deal closes. Going forward, all communication about the acquisition will be archived on InsideGE (http://hfs.capital.ge.com/acquisitions/default.asp).

We expect to close the acquisition in late 2003 or early 2004. Until then, it's business as usual. I am very excited to add HPSC's employees and products to our business. Congratulations to Gordon Olivant and his team for all their hard work on this deal. This move will help us deliver strong financial performance by expanding our presence in new markets.

Regards,

Rick

Attachments:

FAQs
Press Release
Do's and Don'ts

Q&A DISTRIBUTED TO HPSC EMPLOYEES

Frequently Asked Questions for HFS Employees

About the Deal

Q:
Why are we acquiring HPSC?

A:
Acquiring HPSC brings us a sound financing platform, historic relationships with nearly 75,000 medical and dental practices/professionals nationwide and an experienced workforce with deep ties to its customers. HPSC also provides vendor financing to over 2,300 vendors.

GE Healthcare Financial Services plans to grow significantly over the next several years. HPSC brings us a new, highly successful platform coupled with an experienced workforce with deep ties to their customers. We will also grow by selective acquisitions, adding new financing platforms (such as HPSC) and portfolios (such as the FINOVA acquisition).

Q:
Is there overlap with existing GE Healthcare Financial Services businesses?

A:
The HPSC platform that GE Healthcare Financial Services is acquiring is complementary to GE Healthcare Financial Services' current financing operations. HPSC works exclusively with medical and dental practices, a customer base where GE Healthcare Financial Services has not traditionally focused.

Q:
How will this benefit HPSC and GE customers?

A:
Following the close of the deal, HPSC customers will have access to the full array of GE Healthcare Financial Services' products and financial solutions, as well as GE's management practices, leadership tools and quality expertise.

GE Healthcare Financial Services' dental and medical practice customers will now have access to a robust practice finance offering, in addition to equipment, real estate and working capital financing. They will also have access to a greater number of experts familiar with office-based practitioner needs.

Q:
How will this change GE Healthcare Financial Services' products and service offerings?

A:
By integrating HPSC's traditional areas of focus, GE Healthcare Financial Services will be able to broaden its offerings to physician practice customers. In addition, we will be able to deliver other GE products, such as patient financing, mortgage financing, insurance and benefits offerings to these customers.

Q:
How will HPSC be integrated into GE Healthcare Financial Services?

A:
The HPSC team will become part of GE Healthcare Financial Services' Equipment Finance business unit, led by Jim Ambrose, General Manager.

Q:
Will the HPSC name change?

A:
Following the close of the transaction over a reasonable period of time, the HPSC name and brand will be transitioned to GE Healthcare Financial Services.

Q:
Where will the business be located?

A:
The HPSC business will continue to operate in its current locations, headquartered in Boston, Mass.

Q:
When is the deal expected to close?

A:
Pending customary approvals, it should close in late 2003 or early 2004.

Q:
What happens between now and then?

A:
In addition to necessary regulatory approvals, the HPSC shareholders must approve the deal.

Q:
What might prevent this deal from closing?

A:
Although we do not anticipate any substantial issues, the transaction is subject to regulatory approvals and an HPSC shareholder vote.

Q:
How do I respond to questions from customers/employees/others?

A:
Until the acquisition closes, we remain two separate companies. There are rules that we must follow regarding what is okay to talk about and what is not. Please review and follow the guidelines in the Do's and Don'ts document.

Q:
How does this impact the current projects I am working on?

A:
For the most part, it doesn't impact any current projects. Employees in Vendor Finance (who may have some familiarity with this customer base), Equipment Finance (which is absorbing the HPSC business) and the Corporate team will be involved in the integration and some employees in these areas will be tapped to work on the integration.

Employee Issues

Q:
Will this acquisition create any negative impacts on GE Healthcare Financial Services' business or employees?

A:
The HPSC platform that GE Healthcare Financial Services is acquiring is complementary to GE Healthcare Financial Services' current financing operations. We anticipate little to no negative impact on GE Healthcare Financial Services' business or employees.

Q:
Do we anticipate any office relocations because of this acquisition?

A:
The HPSC business will continue to operate in its current locations, and its headquarters will remain in Boston.

Q:
What will integration involve?

A:
Under Samantha Allison, a team of GE Healthcare Financial Services and HPSC professionals will be planning for a smooth transition once the transaction closes.

Q:
Whom do I talk to if I have additional questions?

A:
You should discuss your questions with your manager(s). You can also send questions to the HFS Communications e-mail box. Questions received and their answers will be distributed regularly to GE Healthcare Financial Services employees. All communication about the acquisition will be archived on InsideGE at the following link: (http://hfs.capital.ge.com/acquisitions/default.asp).

About HPSC

Q:
What is HPSC, Inc?

A:
HPSC specializes in providing healthcare professionals with the capital they need to finance their operations.

Q:
Who are their customers?

A:
HPSC has historically provided financing to over 75,000 professionals and practices in the U.S. Their primary customers are medical, dental, veterinary and other healthcare practices and clinics.

Q:
What are their products?

A:
Their products include commercial finance, focusing on equipment finance (small ticket for medical and office equipment), practice acquisition financing (primarily for dentists), and leaseholds, working capital, disposables typically underwritten in conjunction with equipment and practice acquisition.

Q:
How many employees does HPSC have?

A:
HPSC has approximately 130 employees.

Q:
Where are they located?

A:
They are headquartered in Boston, Mass., and have 22 offices across the U.S.

Q:
Are they a publicly traded company?

A:
Yes. They trade on the AMEX stock exchange under the symbol HDR.

Q:
Where can I find out more about HPSC?

A:
www.hpsc.com

Q&A DISTRIBUTED TO GE HFS SALES TEAMS

Frequently Asked Questions for HPSC Sales Teams

Why is this transaction good for HPSC?

  •
  Financing Capacity—This transaction gives us the opportunity to be part of a larger, world class organization with vast experience and global reach

  •
  Product Depth—GE gives us the ability to introduce additional products and receive referrals from GE businesses that are selling to our prospects

Why does GE need us?

  •
  Financing in healthcare is a growth opportunity for GE

  •
  GE wants to access new customers

  •
  HPSC will make an immediate and measurable contribution to GE by offering a "best in class" customer service platform to deliver a broad set of financial solutions to our customers

Who are GE Healthcare Financial Services customers today?

  •
  They have global relationships with over 15,000 customers, primarily hospitals, diagnostic imaging centers, nursing homes, assisted living facilities, large physician practices, ambulatory surgery centers, and specialty hospitals.

  •
  Vendor relationships that target practices are primarily with GE Medical Systems (Ultrasound, IT, OEC, and Lunar) and Stryker.

What are GE Healthcare Financial Services primary products?

  •
  Equipment finance: Focus on large ticket ($500K+) for medical and IT equipment

  •
  Tax-exempt financing

  •
  Real estate financing

  •
  Receivables financing

  •
  Vendor financing

What are some of the other products GE can offer healthcare practices?

  •
  Financing

•
Patient Financing Programs

•
Purchasing Cards & Management Systems

•
Vehicle Leasing

•
Insurance & Investments

•
Professional Liability Insurance

•
Employee Benefits

•
Personal Finance

•
Industrial Products

•
Medical Equipment & Services

•
Practice IT Solutions

•
Modular Buildings

Does GE Healthcare Financial Services have a cross-selling program?

  •
  Yes, they call their program CrossLink.

How can I learn more about CrossLink?

  •
  Once the transaction closes, we will hold a series of information sessions to introduce the program.

What are the primary cross-selling opportunities for healthcare practices?

  •
  Real Estate

•
Mortgages used for purchase, refinancing, or construction takeout

•
Programs for medical office buildings

•
Fixed and floating rate products

•
Patient Financing

•
Professional Liability Insurance

•
Employee Benefits

•
Personal Finance

Can I introduce any of these products now?

  •
  We are not part of GE until the deal closes. Until then, it's business as usual.

Should I answer the phone as HPSC or GE?

  •
  Until the transaction closes, you should continue to answer, "HPSC."

  •
  After the close, you should answer, "GE Healthcare Financial Services."

When will I receive new business cards and brochures?

  •
  As soon as the transaction closes.

Talking Points for all HPSC Receptionists and Call Center Representatives

Acquisition of HPSC by GE Healthcare Financial Services

  •
  On November 12, GE Healthcare Financial Services announced its intent to acquire HPSC, Inc.

  •
  GE Healthcare Financial Services is the premier provider of capital, financial solutions and related services for healthcare customers worldwide.

  •
  The acquisition is expected to close in late 2003 or early 2004, pending regulatory approval.

  •
  Details are available in the press release issued on November 12. You can find it on the GE Healthcare Financial Services Web site at www.GEHealthcare.com. It is available in the "About Us" section, in the "Press Room."

Where to Direct Questions:

...from the media to Leslie Krohn, 312-441-7710 or John W. Everets, 617-720-3600

...from existing HPSC customers to the local sales rep

...from analysts or investors to John W. Everets, 617-720-3600

...from prospects, inquire as to need and direct as usual.

Talking Points for all HFS Receptionists and Call Center Representatives

HPSC Acquisition Facts

  •
  On November 12, GE Healthcare Financial Services announced its intent to acquire HPSC, Inc., a premier provider of commercial financing to medical, dental and veterinary practices.

  •
  The acquisition is expected to close in late 2003 or early 2004, pending regulatory approval.

  •
  Details are available in our press release issued on November 12. You can find it on our Web site at www.GEHealthcare.com. It is available in the "About Us" section of our website, in the "Press Room."

Where to Direct Questions:

...from the media to Leslie Krohn, 312-441-7710

...from existing GE HFS customers to the local sales rep

...from HPSC customers or prospects to HPSC customer service at 1-800-225-2488

...from GE HFS analysts or investors to Leslie Krohn, 312-441-7710

...from GE HFS prospects, inquire as to need and direct as usual.

Sent to Employees of HPSC and GE HFS

GE Healthcare Financial Services Acquisition of HPSC, Inc.

Transaction Do's and Don'ts

Until the acquisition is complete in late 2003 or early 2004, GE Healthcare Financial Services and HPSC, Inc. remain two separate companies. That means it is "business as usual" for both sides right now and we can't start working as one until the deal closes. It not only makes business sense for us to stay focused on our immediate goals, but it also keeps both companies in compliance with competition laws in the U.S. and elsewhere.

Unless you are part of the integration planning team, you shouldn't contact employees of the other company until the acquisition closes.

Communication Do's

  •
  Refer media calls to Leslie Krohn, 312-441-7710 at GE Healthcare Financial Services or John Everets, 617-720-3600 at HPSC.

Communication Don'ts

  •
  Unless you are part of the integration planning team, you shouldn't contact employees of the other company until the acquisition closes.

Q&A DISTRIBUTED TO GE MEDICAL SYSTEMS SALES TEAMS

Frequently Asked Questions for GEMS Sales Teams

About the Deal

Q:
Why is GE Healthcare Financial Services acquiring HPSC?

A:
Acquiring HPSC brings GE Healthcare Financial Services a sound financing platform, historic relationships with nearly 75,000 medical and dental practices/professionals nationwide and an experienced workforce with deep ties in the marketplace. HPSC also provides vendor financing to over 2,300 vendors.

  GE Healthcare Financial Services has plans to significantly grow over the next several years. We plan to grow organically, introduce new products and develop new customers. We will also grow by selective acquisitions, adding new financing platforms (such as HPSC) and portfolios (such as the FINOVA acquisition).

Q:
Is there overlap with existing GE Healthcare Financial Services businesses?

A:
The HPSC platform that GE Healthcare Financial Services is acquiring is complementary to GE Healthcare Financial Services' current financing operations. HPSC works exclusively with medical and dental practices, a customer base where GE Healthcare Financial Services has not traditionally focused.

Q:
How will this benefit HPSC and GE customers?

A.
Following the close of the deal, HPSC customers will have access to all of GE Healthcare Financial Services' products and financial solutions, as well as GE Medical Systems and GE's best management practices, leadership tools and quality expertise.

  GE Healthcare Financial Services' dental and medical practice customers will now have access to a robust practice finance offering, in addition to equipment and working capital financing. They will also have access to a greater number of experts familiar with office-based practitioner needs.

Q:
How will this change GE Healthcare Financial Services' products and service offerings?

A:
By integrating HPSC's traditional areas of focus, GE Healthcare Financial Services will be able to broaden its offerings to physician practice customers. In addition, we will be able to deliver other GE products, such as patient financing, mortgage financing, insurance and benefits offerings to these customers.

Q:
How will HPSC be integrated into GE Healthcare Financial Services?

A.
The HPSC team will become part of GE Healthcare Financial Services' Equipment Finance business unit, led by Jim Ambrose, General Manager.

Q:
Will the HPSC name change?

A:
Following the close of the transaction over a reasonable period of time, the HPSC name and brand will be transitioned to GE Healthcare Financial Services.

Q:
Where will the business be located?

A.
The HPSC business will continue to operate in its current locations, headquartered in Boston, Mass.

Q:
When is the deal expected to close?

A.
Pending customary approvals, it should close in late 2003 or early 2004.

Q:
How do I respond to questions from customers/employees/others?

A.
Until the acquisition closes, we remain two separate companies. There are rules that we must follow regarding what is okay to talk about and what is not. Please review and follow the guidelines in the Do's and Don'ts document.

Employee Issues

Q.
Will this acquisition create any negative impacts on GE Healthcare Financial Services' business or employees?

A.
Because our businesses are largely complementary and there is little overlap in customers, this acquisition should enhance growth. We anticipate little to no negative impact on GE Healthcare Financial Services' business or employees.

Q:
Whom do I talk to if I have additional questions?

A:
You should discuss your questions with your manager(s). You can also send questions to the HFS Communications e-mail box. Questions received and their answers will be distributed regularly to GE Healthcare Financial Services employees. All communication about the acquisition will be archived on InsideGE at the following link: (http://hfs.capital.ge.com/acquisitions/default.asp).

About HPSC

Q:
What is HPSC, Inc?

A:
HPSC is a commercial finance business that specializes in providing healthcare professionals with the capital they need to finance their operations.

Q:
Who are their customers?>

A:
HPSC has historically provided financing to over 75,000 professionals and practices in the US. Their primary customers are medical, dental, veterinary and other healthcare practices and clinics.

Q:
What are their products?

A:
Their products include equipment finance (small ticket for medical and office equipment), practice acquisition financing (primarily for dentists), and leaseholds, working capital, disposables typically underwritten in conjunction with equipment and practice acquisition.

Q:
How many employees does HPSC have?

A:
HPSC has approximately 130 employees.

Q:
Where are they located?

A:
They are headquartered in Boston, Mass., and have 22 offices across the U.S.

Q:
Are they a publicly traded company?

A.
Yes. They trade on the AMEX stock exchange under the symbol HDR.

Q:
Where can I find out more about HPSC?

A:
www.hpsc.com

Where to Find Additional Information about the Acquisition:
This communication shall not constitute an offer of any securities for sale. General Electric Company (GE) and HPSC intend to prepare and file with the Securities and Exchange Commission (SEC) a registration statement that will include a joint proxy statement/prospectus of GE and HPSC, and other relevant documents in connection with the proposed merger. Investors and security holders are urged to read the proxy statement/prospectus and other relevant materials, when they become available because they will contain important information about GE, HPSC and the proposed merger. In addition to the registration statement to be filed by GE in connection with the proposed merger, and the joint proxy statement/prospectus to be mailed to the stockholders of HPSC in connection with the proposed merger, each of GE and HPSC file annual, quarterly and special reports, proxy statements and other information with the SEC. The proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by GE or HPSC with the SEC, may be obtained free of charge at the SEC's website at www.sec.gov. A free copy of the joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by GE or HPSC with the SEC, may also be obtained from GE and HPSC. In addition, investors and security holders may access copies of the documents filed with the SEC by GE on GE's website at www.ge.com. Investors and security holders may obtain copies of the documents filed with the SEC by HPSC on HPSC's website at www.hpsc.com.

        GE, HPSC and their respective officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the transactions contemplated by the proposed merger. A description of the interests of the directors and executive officers of GE is set forth in GE's proxy statement for its 2003 annual meeting, which was filed with the SEC on March 11, 2003. A description of the interests of the directors and executive officers of HPSC is set forth in HPSC's proxy statement for its 2003 annual meeting, which was filed with the SEC on April 15, 2003. Investors and security holders may obtain additional information regarding the interests of such potential participants by reading the definitive proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

Note regarding forward-looking statements:
This news release contains "forward-looking statements." Forward-looking statements may be identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates", "will" or words of similar meaning and include, but are not limited to, statements about the expected future business and financial performance of GE resulting from and following the acquisition. These statements are based on management's current expectations and are inherently subject to uncertainties and changes in circumstances. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are factors relating to satisfaction of the conditions to the acquisition, GE's ability to successfully combine the businesses of GE Healthcare Financial Services and HPSC and to realize expected synergies from the acquisition, and changes in global, political, economic, business, competitive, market and regulatory forces. More detailed information about certain of these factors is contained in GE's and HPSC's filings with the SEC. Neither GE nor HPSC undertakes any obligation to update the forward-looking statements to reflect actual results, or any change in events, conditions, assumptions or other factors.

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MATERIALS DISSEMINATED IN CONNECTION WITH THE ANNOUNCEMENT OF THE PROPOSED ACQUISITION OF HPSC, INC. BY GE HEALTHCARE FINANCIAL SERVICES (GE HFS)
Frequently Asked Questions for HPSC Employees
Frequently Asked Questions for HFS Employees
Frequently Asked Questions for GEMS Sales Teams